                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May, 2004

                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 24, 2004

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

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                                              The Bank of Tokyo-Mitsubishi, Ltd.

                       Changes in Representative Directors

Tokyo, May 24, 2004 ... The Bank of Tokyo-Mitsubishi, Ltd., announced today the following changes to its representative directors.


1. Changes effective May 24, 2004

      -------------------------------------------------------------------------------------------------------
                  Name                          New Position                      Current Position
      -------------------------------------------------------------------------------------------------------
              Yasumasa Gomi                   Deputy President                    Deputy President
                                                                              (Representative Director)

              Kyota Ohmori                   Managing Director                    Managing Director
                                        (Non-Board Member Director)           (Representative Director)


2. Changes effective June 28, 2004*

      -------------------------------------------------------------------------------------------------------
                  Name                          New Position                      Current Position
      -------------------------------------------------------------------------------------------------------
              Naotaka Obata                   Deputy President                Senior Managing Director
                                         (Representative Director)           (Non-Board Member Director)

           Yoshihiro Watanabe                Managing Director                    Managing Director
                                         (Representative Director)           (Non-Board Member Director)

            Fumiyuki Akikusa                 Managing Director                    Managing Director
                                         (Representative Director)           (Non-Board Member Director)

      *Please note that these changes will become effective following the 8th Annual General Meeting of Shareholders and the Meeting of Board of Directors, which are scheduled to be held on June 28, 2004.